06005427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paragon Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue, Suite 2500
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Wallerstein, CPA (732) 603-7738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bosco, John & Company, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

90 Columbus Avenue (Address) Valhalla (City) NY (State) 10595 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Paragon Capital Partners, LLC
Table of Contents

Certified Public Accountants
90 Columbus Avenue, Valhalla, New York 10595
T 914.683 5553 F 914.683 5554

BOSCO | JOHNN & COMPANY

INDEPENDENT AUDITORS' REPORT

To the Members of
Paragon Capital Partners, LLC:

We have audited the accompanying statement of financial condition of Paragon Capital Partners, LLC as of December 31, 2005 and the related statements of income and members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Paragon Capital Partners, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 9, 2006

Bosco, Johnn & Company

Paragon Capital Partners, LLC
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 198,944
Marketable securities	363,840
Accounts receivable	270,626
Prepaid expenses and other	8,373
Fixed assets, net of accumulated depreciation of $41,990	108,075
Deposit	93,007
Total Assets	$ 1,042,865
Liabilities and Members' Equity	
Liabilities - accrued expenses and taxes	$ 151,180
Members' equity	891,685
Total Liabilities and Members' Equity	$ 1,042,865

The accompanying notes are an integral part of these financial statements.

Paragon Capital Partners, LLC
Statements of Income and Members' Equity
For the Year Ended December 31, 2005

Revenue:	
Fees	$ 1,701,252
Realized gain on the sale of marketable securities	289,003
Unrealized gain on marketable securities	133,915
Interest and money market dividends	138
Total revenue	2,124,308
Interest expense	-
Net revenue	2,124,308
Non-interest expenses:	
Outside administrative services	423,828
Rent	225,247
Insurance	48,694
Professional fees and consultants	99,833
Office expenses	81,978
Dues and fees	13,623
Depreciation	22,450
Other	365,671
Total non-interest expenses	1,281,324
Net income	842,984
Members' equity - beginning of year	498,701
	1,341,685
Members' distributions	450,000
Members' equity - end of year	$ 891,685

The accompanying notes are an integral part of these financial statements.

Paragon Capital Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows provided from operating activities:	
Net income	$ 842,984
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	22,450
Realized gain on the sale of marketable securities	(289,003)
Unrealized gain on marketable securities	(133,915)
(Increase) decrease in operating assets:	
Accounts receivable	(266,556)
Prepaid expenses and other	(8,373)
Deposit	24,925
Increase (decrease) in operating liabilities:	
Accrued expenses and taxes	(5,186)
Total adjustments	(655,658)
Net cash provided by operating activities	187,326
Cash flows from investing activities:	
Decrease in loans payable	(158,795)
Decrease in loan receivable	150,000
Increase in marketable securities	(137,175)
Proceeds from sale of marketable securities	404,000
Acquisitions of fixed assets	(7,316)
Net cash flows from investing activities	250,714
Cash flows from financing activities:	
Members' distributions	(450,000)
Net decrease in cash and cash equivalents	(11,960)
Cash and cash equivalents - beginning of year	210,904
Cash and cash equivalents - end of year	$ 198,944
Supplemental disclosures of cash flows information:	
Interest paid during the year	$ -0-
Income taxes paid during the year	$ 98,994

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

Note 1 - Summary of Significant Accounting Policies

Organization -

Paragon Capital Partners, LLC, "the Company", is a broker-dealer firm registered with the National Association of Securities Dealers. The Company provides merger and acquisition, and strategic advisory services to a number of clients. The Company's headquarters are located in New York, NY.

Use of Estimates in the Preparation of Financial Statements -

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Revenue Recognition -

The Company uses the accrual basis of accounting. Accordingly, all revenues are recorded when earned, and expenses are recognized when incurred.

Net Capital Requirements -

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had net capital of $411,604, which was $392,707 in excess of its required net capital of $18,897. The Company's net capital ratio was 0.3673 to 1.

Fair Value of Financial Instruments -

Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at approximate fair value.

Note 1 - Summary of Significant Accounting Policies (continued)

Cash Equivalents -

Cash equivalents consist of municipal money market funds.

Marketable Securities -

Marketable securities are stated at fair market value.

Accounts Receivable -

The Company writes off all accounts considered to be uncollectible. Accordingly, no allowance for doubtful accounts has been recorded.

Income Taxes -

Paragon Capital Partners, LLC reports earnings as a partnership. Net income or loss passes through to members' income tax returns. Accordingly, no provision for Federal or New York State income taxes has been included in these financial statements.

New York City imposes an unincorporated business tax on the company. NYC taxes have been included in these financial statements.

Fixed Assets -

Fixed assets are stated at cost. Depreciation is calculated using the straight-line method of cost recovery for financial reporting purposes based upon the following estimated useful lives:

	Years
Computer equipment	5
Furniture, fixtures and equipment	7

Expenditures for maintenance and repairs are charged to expense, and renewals and betterments are capitalized. Upon sale or retirement, the cost of the asset and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in the results of operations.

Note 2 - Fixed Assets

Major classifications of fixed assets as of December 31, 2005 are as follows:

Computer equipment	$ 36,180
Furniture, fixtures and equipment	113,885
	150,065
Less accumulated depreciation	41,990
	$ 108,075

Note 3 - Commitments

The company leases office space under a non-cancelable operating lease expiring December 31, 2008. Future minimum rental payments under this lease are as follows for the years ending December 31,:

2006	$ 223,863
2007	223,863
2008	223,863
	$ 671,589

Paragon Capital Partners, LLC
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1
December 31, 2005

Members' equity	$ 891,685
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	270,626
Prepaid expenses and other	8,373
Deposit	93,007
Net fixed assets	108,075
Total deductions and other charges	480,081
Net capital before securities haircuts	411,604
Securities haircuts	-
Net capital	$ 411,604
Aggregate indebtedness:	
Accrued expenses and taxes	$ 151,180
Minimum capital required (the greater of 12.5% of aggregate indebtedness or $5,000)	$ 18,897
Capital in excess of minimum requirements	$ 392,707
Ratio of aggregate indebtedness to net capital	.3673 to 1

Note: No material differences exist between the above computation and the computation included in the company's corresponding audited Form X-17A-5 Part 11(A) filing.

The accompanying notes are an integral part of these financial statements.

Paragon Capital Partners, LLC
Computation for Determination of the Reserve Requirements
for Brokers and Dealers
Pursuant to Rule 15c3-3
December 31, 2005

Paragon Capital Partners, LLC is exempt from the provisions of Rule 15c3-3 under Section (k)(2)(i) of the Securities Exchange Act of 1934 since its operations fall within such exemptive provisions.

The accompanying notes are an integral part of these financial statements.

To the Members of Paragon Capital Partners, LLC:

In planning and performing our audit of financial statements and supplemental schedules of Paragon Capital Partners, LLC, for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use of disposition and that actions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bosco, John & Company, CPA, P.C.
Valhalla, NY
February 9, 2006

PARAGON CAPITAL PARTNERS, LLC

S.E.C. No. 8-66649

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AND

INDEPENDENT AUDITORS' REPORT

AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

FOR THE YEAR ENDED DECEMBER 31, 2005

Paragon Capital Partners, LLC
December 31, 2005

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statements of Financial Condition.
- ☒ (c) Statements of Income and Members' Equity.
- ☒ (d) Statements of Cash Flows.
- ☒ (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital. (included in (c) above)
- ☐ (f) Statements of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.